EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
PRICES US$1 BILLION IN 2 AND 10 YEAR NOTES
CALGARY, ALBERTA – MARCH 26, 2014 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural" or the “Company”) announces that on March 26, 2014, it priced US$500 million principal amount of floating rate unsecured notes due March 30, 2016 sold at par with a rate of 3 month Libor plus 0.375%, and US$500 million principal amount of 3.80% unsecured notes due April 15, 2024 sold at a price of 99.957% per note to yield 3.805% to maturity.

Net proceeds from the sale of the notes will be used to repay borrowings under the Company’s credit facilities.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, BNP Paribas Securities Corp. and J.P. Morgan Securities LLC acted as joint book running managers for the offering.  Barclays Capital Inc., Citigroup Global Markets Inc., BMO Capital Markets Corp., CIBC World Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., Mitsubishi UFJ Securities (USA), Inc., DNB Markets, Inc., Deutsche Bank Securities Inc., Mizuho Securities USA Inc., RBS Securities Inc., SG Americas Securities, LLC and SMBC Nikko Securities America, Inc. acted as co-managers.

The sale of the notes was issued under the Company’s short form base shelf prospectus dated November 1, 2013.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Canadian Natural has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Canadian Natural has filed with the SEC for more complete information about Canadian Natural and this offering. A copy of the prospectus supplement and accompanying prospectus relating to these securities may be obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated, Attention: Prospectus Department, 222 Broadway, 11th Floor, New York, NY 10038 (toll-free: 1-800-294-1322), BNP Paribas Securities Corp., Attention: Syndicate Desk, 787 Seventh Avenue, New York, NY 10019 (toll-free: 1-800-854-5674) or J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179 (collect: 1-212-834-4533).

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone:	(403) 514-7777	STEVE W. LAUT President DOUGLAS A. PROLL Executive Vice-President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance
Facsimile:	(403) 514-7888
Email:	ir@cnrl.com
Website:	www.cnrl.com

Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com